UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

TODD SHIPYARDS CORPORATION

(Name of Subject Company (issuer))

NAUTICAL MILES, INC.

(Names of Filing Persons (offeror))

VIGOR INDUSTRIAL LLC

(Names of Filing Persons (parent of offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

889039103

(CUSIP Number of Class of Securities)

Frank Foti

Vigor Industrial LLC

5555 N. Channel Avenue

Portland, Oregon 97217

(800) 505-1930

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

C. Kent Carlson

Kristy T. Harlan

K&L Gates LLP

925 4th Avenue, Suite 2900

Seattle, Washington 98104-1158

(206) 623-7580

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$130,002,991.17	$15,093.35

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,787,231 shares of common stock, par value $0.01 per share (including 7,875 shares subject to forfeiture or restrictions on transfer), at $22.27 per share. The transaction value also includes the aggregate offer price for 27,840 shares of common stock underlying restricted stock units and 88,000 shares of common stock issuable upon the exercise of stock-settled appreciation rights with an exercise price less than $22.27 per share, calculated by multiplying the number of shares of common stock issuable pursuant to such stock-settled appreciation rights at each exercise price therefor by an amount equal to $22.27 minus such exercise price.

**	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,093.35	Filing Party: Nautical Miles, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☒	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, this “Schedule TO”) relating to the tender offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Shares”), of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per Share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and conditions set forth in the Offer to Purchase dated December 30, 2010 (collectively with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (collectively with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 5. This Amendment No. 5 should be read together with the Schedule TO.

Items 1, 4, 8 and 11.     Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; and Additional Information

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time on February 11, 2011. The Depositary has advised us that 5,121,073 Shares were validly tendered and not validly withdrawn. On February 15, 2011, Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn. Purchaser also exercised the Top-Up for 1,248,565 Shares at a price per Share equal to the Offer Price. After the issuance of the Top-Up Shares, Purchaser owned at least 90% of the issued and outstanding Shares, which was sufficient for Purchaser to approve the Merger without the vote of any other stockholder of Todd.

On February 15, 2011, Todd and Purchaser consummated the Merger in which Purchaser merged with and into Todd, with Todd surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share not previously purchased in the Offer, otherwise held by Purchaser or Parent, or held in the treasury of Todd was converted, subject to appraisal rights, into the right to receive a price per Share equal to the Offer Price. February 15, 2011 was the last day Shares were traded on NYSE.

On February 14, 2011, Parent and Todd issued a joint press release announcing the expiration of the Offer and the results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(L) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(L)	Press Release jointly issued by Vigor Industrial LLC and Todd Shipyards Corporation on February 14, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011

NAUTICAL MILES, INC.

By:	/s/ Frank J. Foti
Name:	Frank J. Foti
Title:	President

VIGOR INDUSTRIAL LLC

By:	/s/ Frank J. Foti
Name:	Frank J. Foti
Title:	President